
April 5, 2021

David-Alexandre C. Gros
Chief Executive Officer
Eledon Pharmaceuticals, Inc.
19900 MacArthur Blvd., Suite 550
Irvine, CA 92612

      Re: Eledon Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed March 31, 2021
          File No. 333-254890

Dear Mr. Gros:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Ryan A. Murr, Esq.